June 28, 2019

Judy Gavant
Executive Vice President and Chief Financial Officer
BAY BANKS OF VIRGINIA INC
1801 Bayberry Court, Suite 101
Richmond, Virginia 23226

       Re: BAY BANKS OF VIRGINIA INC
           Form 10-K
           Filed March 8, 2019
           File No. 000-22955

Dear Ms. Gavant:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services